SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 4, 2014

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VIA EDGAR

Barbara C. Jacobs, Assistant Director

Maryse Mills-Apenteng, Special Counsel

Ji Kim, Attorney-Adviser

Craig Wilson, Senior Assistant Chief Accountant

David Edgar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Weibo Corporation
Registration Statement on Form F-1 (No. 333-194589)
Response to the Comment Letter Dated April 3, 2014

Dear Ms. Jacobs, Ms. Mills-Apenteng, Ms. Kim, Mr. Wilson and Mr. Edgar:

On behalf of our client, Weibo Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 3, 2014. Concurrently with the submission of this letter, the Company is publicly filing amendment no. 2 to its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the Registration Statement filed with the Commission on March 31, 2014, and two copies of the filed exhibits.

April 4, 2014

The Company respectfully advises the Staff that it plans to request effectiveness of the Registration Statement on April 16, 2014 and would greatly appreciate the Staff’s continuing support and assistance.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Prospectus Summary

Our Business, page 1

1.	You disclose on page 87 that you expect a decrease in revenues in the quarter ended March 31, 2014 compared to the quarter ended December 31, 2013. In the prospectus summary, please balance your discussion of your rapid growth and recent financial results with disclosure of your expected decrease in revenues for the quarter ended March 31, 2014.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Results of Operations, page 86

2.	If material, please tell us the extent to which the anticipated decrease in revenues you reference on page 87 is attributable to factors other than seasonality. For example, tell us whether other factors, including but not limited to loss of market share or decreases in social display ad arrangements or promoted marketing arrangements, are expected to contribute materially to this decrease.

In response to the Staff’s comment, the Company confirms that it is not aware of any factors other than seasonality which might have caused the anticipated decrease in revenues in the first quarter. While the Company’s short operating history and rapid growth make it difficult to identify recurring seasonal trends in its business, the seasonal trends in the advertising industry in China are well known. The Company is not aware of any decreases in its social display ad arrangements or promoted marketing arrangements that are inconsistent with seasonal trends, nor does the Company have any reason to believe that it has experienced any loss of market share.

April 4, 2014

Risk Factors

Risks Related to Our Carve-out from SINA and Our Relationship with SINA

“SINA will control the outcome of shareholder actions. . .,” page 32

3.	We note that you cannot quantify, with precision, the amount of stock-based compensation you may incur in connection with Alibaba’s exercise of its option and your planned repurchase of ordinary shares and options in the second quarter of 2014. Please tell us what consideration was given to disclosing a reasonably likely range of such compensation expense that you may incur.

In response to the Staff’s comment, the Company respectfully advises the Staff that the stock-based compensation may arise from the use of a portion of the proceeds of the Alibaba option to repurchase ordinary shares and vested options held by employees of the Company. Since the employees’ participation in the repurchase is voluntary and depends on many unknown factors such as the market price of the Company’s ADSs at the time of the repurchase and the employees’ expectation of the Company’s future market price, the Company is unable to predict how many employees will participate and how many shares and options the Company will eventually buy back. After further refining the planned repurchase arrangement, the Company currently plans to make an offer to purchase existing shares and vested options from employees at 15% discount to the IPO offering price. The offer will be effective for a limited short time period and contingent upon the IPO and Alibaba’s exercise of its options. Also considering this repurchase is an infrequent transaction and not contemplated when the original award was granted, the Company considers the repurchase should be accounted for as a repurchase of equity in accordance with ASC 718- 20-35-7 based on our preliminary assessment. Therefore, the Company currently does not expect the stock-based compensation expenses in connection with such planned repurchase to be significant. The Company will continue to assess the impact once the repurchased plan and related valuation is finalized.

*            *             *

April 4, 2014

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Elton Yeung, by telephone at +86-10-6533-2008, or by email at elton.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

/s/ Z. Julie Gao

Very truly yours,

Z. Julie Gao

Enclosures

cc:	Charles Chao, Chairman, Weibo Corporation
Gaofei Wang, Chief Executive Officer, Weibo Corporation
Bonnie Yi Zhang, Chief Financial Officer, Weibo Corporation
Elton Yeung, Partner, PricewaterhouseCoopers Zhong Tian LLP
Alan Seem, Partner, Shearman & Sterling LLP

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